SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Change in Revenues or Income by More than 15%

Consolidated Financial Data

(Unit: KRW B, Korean GAAP)

Items	2005	2004	YoY Change	%
A. Financial Performance
Revenues	10,076	8,328	1,748	21.0%
Operating Income	470	1,728	-1,258	-72.8%
Ordinary Income	369	1,688	-1,319	-78.1%
Net Income	517	1,655	-1,138	-68.8%
B. Financial Position
Total Assets	13,674	10,357
Total Liabilities	5,998	4,585
Capital Stock	1,789	1,627
Total Shareholders’ Equity	7,676	5,772
Total Shareholders’ Equity / Capital Stock	429.1%	354.8%

     Korean GAAP non-consolidated information is included for the convenience of investors as below.

(Unit: KRW B, Korean GAAP)

Items	2005	2004	YoY Change	%
A. Financial Performance
Revenues	8,890	8,080	810	10.0%
Operating Income	448	1,641	-1,193	-72.7%
Ordinary Income	367	1,683	-1,316	-78.2%
Net Income	517	1,655	-1,138	-68.8%
B. Financial Position
Total Assets	12,996	9,598
Total Liabilities	5,320	3,826
Capital Stock	1,789	1,627
Total Shareholders’ Equity	7,676	5,772
Total Shareholders’ Equity / Capital Stock	429.1%	354.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: January 12, 2006	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director/
President & Chief Financial Officer